Exhibit 99.2

Marine Harvest Q4 2013 Presentation

Forward looking statements 2 This presentation may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest’s contracted volumes, goals and strategies, including strategic focus areas, salmon prices, ability to increase or vary harvest volume, production capacity, expectations of the completion and capacity of our fish feed plant, trends in the seafood industry, including industry supply outlook, exchange rate and interest rate hedging policies and fluctuations, dividend policy and guidance, asset base investments, capital expenditures and net working capital guidance, NIBD target, cash flow guidance and financing update, guidance on financial commitments and cost of debt and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest's business and results. These statements speak of Marine Harvest’s plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our registration statement on Form 20-F filed with the US Securities and Exchange Commission in 2014 contain information about specific factors that could cause actual results to differ, and you are urged to read them. Marine Harvest disclaims any continuing accuracy of the information provided in this presentation after today.

Highlights 3 All time high revenues Strong market driven by increased demand Operational EBIT NOK 1,034 million Listed on NYSE 28 January 2014 Quarterly dividend of NOK 1.20 per share (ex. 10:1 reverse split)

Key financials 4 Marine Harvest Group - main figures NOK million Operational revenue and other income 6 743 4 071 19 230 15 569 Operational EBIT 1) 1 034 64 3 210 643 Cash flow from operations - 51 - 169 1 982 1 553 Net interest-bearing debt (NIBD) 7 797 5 381 7 797 5 381 Underlying EPS as of 31.12 2013 (NOK) 2) 0.18 -0.01 0.54 0.06 Net cash flow per share as of 31.12.2013 (NOK) 3) -0.19 -0.09 -0.04 0.26 Underlying EPS - after reverse split (10:1) (NOK) 2) 1.83 -0.09 5.37 0.63 Net cash flow per share - after reverse split (NOK) 3) -1.92 -0.86 -0.41 2.55 ROCE 4) 20.3% 2.0% 18.2% 3.9% Harvest volume (gutted weight tonnes, salmon) 103 378 103 215 343 772 392 306 Operational EBIT - NOK per kg 3 Norway 12.03 3.62 10.83 3.23 Scotland 10.23 -1.14 12.45 3.80 Canada 10.20 -4.81 10.19 -3.48 Chile 2.48 -8.17 -2.32 -2.26 Notes in appendix Q4. 13 Q4. 12 2013 2012

Record high prices in Europe 5 Global supply growth ~4% Strong prices in all markets Price of Canadian salmon in Seattle outperformed Chilean salmon in Miami

Price achievement by origin 6 Note: Q3 2013 average price achievement is measured versus reference prices in all markets (Norway/Faroes (NOS), Scotland (NOS+ NOK 2.89), Canada (UB Seattle), Chile (UB Miami) Contract share 36% 73% 0% 27% Superior share 92% 90% 88% 91%

Norway 7 Strong market led to significant margin improvement Price achievement negatively impacted by sales contracts Increased costs High feed cost High sea lice awareness Note: Details on Nova Sea listed in appendix SALMON OF NORWEGIAN ORIGIN NOK million Q4 2013 Q4 2012 Operational EBIT 825 254 Harvest volume 68 581 70 061 Operational EBIT per kg 12.03 3.62 - of which MH Markets 0.64 0.88 - of which MH VAP Europe -0.35 0.14 - of which Morpol Processing 0.23 na Exceptional items incl in op. EBIT -80 -41 Exceptional items per kg -1.17 -0.59 Price achievement/reference price 93% 106% Contract coverage 36% 29% Superior share 92% 93%

Norway: Sales contract portfolio 8 Note: Marine Harvest Norway’s fixed price/fixed volume contracts with third party customers and MH’s processing entities. MH’s processing entities covers a large proportion of their sales exposure through third party end product contracts.

Norway: Operational EBIT/kg per region 9 Including contribution from Sales and Marketing

Scotland 10 Strong price achievement despite high contract coverage 15% higher feed costs despite improved feed conversion ratio Other seawater costs impacted by early harvest due to AGD (one site) Non-seawater costs positively impacted by fixed cost dilution SALMON OF SCOTTISH ORIGIN NOK million Q4 2013 Q4 2012 Operational EBIT 120 - 8 Harvest volume 11 716 6 718 Operational EBIT per kg 10.23 -1.14 - of which MH Markets 2.99 0.36 - of which MH VAP Europe -0.26 0.12 - of which Morpol Processing 0.65 na Exceptional items incl in op. EBIT - 17 0 Exceptional items per kg -1.49 0.00 Price achievement/reference price 98% 120% Contract coverage 73% 77% Superior share 90% 97%

Canada 11 83% increase in market prices for Canadian salmon in the quarter 100% spot exposure Higher biological costs and adverse effect from fixed cost dilution SALMON OF CANADIAN ORIGIN NOK million Q4 2013 Q4 2012 Operational EBIT 58 - 52 Harvest volume 5 726 10 753 Operational EBIT per kg 10.20 -4.81 - of which MH Markets 1.86 0.92 - of which MH VAP Europe 0.00 0.00 - of which Morpol Processing 0.00 na Exceptional items incl in op. EBIT -2 -10 Exceptional items per kg -0.43 -0.92 Price achievement/reference price 101% 99% Contract coverage 0% 4% Superior share 88% 83%

Chile 12 Increased market prices and strong price achievement in the quarter Price of Chilean salmon however lagging Canadian in the US market Very high costs in the quarter due to tough biological conditions USD 5.0 per kg HOG in box Biological concerns remain SALMON OF CHILEAN ORIGIN NOK million Q4 2013 Q4 2012 Operational EBIT 35 - 90 Harvest volume 14 136 11 005 Operational EBIT per kg 2.48 -8.17 - of which MH Markets 1.15 -0.16 - of which MH VAP Europe 0.00 0.00 - of which Morpol Processing 0.00 na Exceptional items incl in op. EBIT -1 -26 Exceptional items per kg -0.06 -2.36 Price achievement/reference price 110% 103% Contract coverage 27% 22% Superior share 91% 86%

Ireland and Faroes 13 SALMON OF FAROESE ORIGIN NOK million Q4 2013 Q4 2012 Operational EBIT 27 13 Harvest volume 1 874 1 943 Operational EBIT per kg 14.48 6.45 - of which MH Markets 0.06 0.55 - of which MH VAP Europe 0.00 0.01 - of which Morpol Processing 0.00 na Exceptional items incl in op. EBIT 0 0 Exceptional items per kg 0.00 0.00 Price achievement/reference price 95% 101% Contract coverage 4% 21% Superior share 98% 96%

Value Added Products Europe (VAP Europe) 14 Please note that the operational EBIT for salmon in MH VAP Europe also is included in the results per country of origin Poor performance in the quarter Inability to pass through higher raw material costs Strike hampered optimal Christmas sales High structural costs being addressed Restructuring programme will yield cost improvements from 2H 2014 MH VAP EUROPE NOK million Q4 2013 Q4 2012 Operating revenues 1 359 1 140 Operational EBIT - 37 16 Operatonal EBIT % -2.7% 1.4% Volume sold (tonnes product weight) 17 247 17 084 Exceptional items 0 0 Volume share salmon 64% 62% Revenue share salmon 72% 68% Gross margin share salmon 63% 70%

Morpol Processing 15 Please see historic figures for Morpol in appendix Strong performance despite very high market prices Raw material break even price of ~NOK 44 in the quarter Strong cost performance in the quarter Q1 2014 profitability challenged by current high raw material price MORPOL PROCESSING NOK million Q4 2013 Operating revenues 1 357 Operational EBIT 64 Operatonal EBIT % 4.7% Volume sold (tonnes product weight) 27 738 Exceptional items 0 Volume share salmon 90% Revenue share salmon 88%

Fish feed project proceeding according to plan 16 220 thousand tonnes capacity – 60% of MHG requirement in Norway(1) ~NOK 800m investment - Completion July 2014 Notes: (1) Based on 2014 harvest volume estimate

Fourth Quarter 2013 Financials, Harvest Volumes and Markets 17

# Profit and Loss

| Marine Harvest Group<br>NOK million | Q4. 13 | Q4. 12 | 2013 | 2012 |
|---|---|---|---|---|
| **Operational revenue and other income** | **6 743** | **4 071** | **19 230** | **15 569** |
| **Operational EBIT** [1] | **1 034** | **64** | **3 210** | **643** |
| Unrealised gains on salmon derivatives | -12 | -19 | -30 | -106 |
| Fair value adjustment on biological assets | 1 155 | 402 | 1 825 | 350 |
| Onerous contracts provisions | - 142 | - 25 | - 125 | - 6 |
| Restructuring costs | - 34 | 0 | - 273 | - 1 |
| Non-operational legal issues | 0 | 0 | - 74 | 0 |
| Income/loss from associated companies | 116 | 30 | 222 | 88 |
| Impairment losses | - 57 | 3 | - 65 | - 1 |
| **EBIT** | **2 059** | **455** | **4 690** | **969** |
| Net financial items | -385 | 58 | -1,205 | -180 |
| **Earnings before tax** | **1 674** | **513** | **3 486** | **789** |
| **Profit or loss for the period** | **1 310** | **289** | **2 541** | **413** |
| Underlying EPS as of 31.12 2013 (NOK) [2] | 0.18 | -0.01 | 0.54 | 0.06 |
| Net cash flow per share as of 31.12.2013 (NOK) [3] | -0.19 | -0.09 | -0.04 | 0.26 |
| Underlying EPS - after reverse split (10:1) (NOK) [2] | 1.83 | -0.09 | 5.37 | 0.63 |
| Net cash flow per share - after reverse split (NOK) [3] | -1.92 | -0.86 | -0.41 | 2.55 |
| Operational EBIT margin | 15.3% | 1.6% | 16.7% | 4.1% |
| Harvest volume, HOG tonnes (salmonids) | 103 378 | 103 215 | 343 772 | 392 306 |
| Operational EBIT per kg incl margin from Sales and Marketing [2] | 10.26 | 1.05 | 9.76 | 1.95 |
| ROCE [3] | 20.3 % | 2.0 % | 18.2 % | 3.9 % |

[1] Adjusted for unrelised gains/losses from salmon derivatives, fair value adjustment of biomass, onerous contracts provisions, income/loss from associated companies, restructuring costs and write-downs of fixed assets/intangibles.
[2] Operational EBIT including contribution from Sales and Marketing divident by harvest volume (HOG tonnes, salmonids), excluding Sterling Halibut, Headquarter and Holding companies
[3] ROCE: Annualised return on average capital employed based on EBIT excluding fair value adjustment of biomass and onerous contracts provisions /average (NIBD + Equity)
[4] Underlying EPS: Operational EBIT adjusted for accrued payable interest, with estimated weighted tax rate
[5] Net cash flow per share: Cash flow from operations and investments, net financial items paid and realised currency effects

18

Financial Position 19 NIBD/Equity within target of less than 50% Marine Harvest Group NOK million Non-current assets 16 469 13 580 Current assets 16 086 9 738 Assets held for sale 1 046 0 Total assets 33 601 23 317 Equity 16 372 11 689 Non-current liabilities 11 721 8 297 Current liabilities 5 320 3 332 Liabilities held for sale 188 0 Total equity and liabilities 33 601 23 317 Net interest-bearing debt 7 797 5 381 NIBD/Equity 47.6% 46.0% Equity ratio 48.7% 50.1% 31.12.2013 31.12.2012

Cash Flow and Net Interest Bearing Debt 20 Marine Harvest Group NOK million NIBD beginning of period -7 882 -5 005 -5 381 -6 467 Operational EBITDA 1 269 234 3 972 1 321 Change in working capital -1 236 - 373 -1 787 472 Taxes paid - 69 - 22 - 116 - 123 Other adjustments - 15 - 8 - 89 - 117 Cash flow from operations - 51 - 169 1 982 1 553 Capex - 590 - 239 -1 901 - 662 Other investments - 272 - 424 - 851 - 395 Cash flow from investments - 862 - 663 -2 752 -1 058 Net interest and financial items paid - 158 - 63 - 527 - 302 Other items - 164 56 63 145 Bonds converted to equity 1 783 0 1 783 0 Dividend distributed - 277 0 - 826 0 NIBD from consolidation of Morpol 0 0 -1 681 0 Net equity paid-in / Purchase own shares 0 425 0 425 Translation effect on interest-bearing debt - 187 38 - 543 323 NIBD end of period -7 797 -5 381 -7 882 -5 381 Debt distribution 1) : EUR 62% 79% 62% 79% USD 14% 14% 14% 14% GBP 4% 4% 4% 4% Other currencies 20% 3% 20% 3% (1) Debt distribution including effect of cross currency swaps. (2) Currency effect on debt in Q4 is NOK 187 million. Q4. 13 Q4. 12 2013 2012

2014 Cash Flow Guidance and Financing Update 21 2014 cash flow estimates Working capital buildup NOK 800m Requirements for commencing operations in feed plant Organic growth farming – Scotland and Canada Capital expenditures NOK 1,700m NOK 1,000m – Maintenance NOK 500m – Structural investments – organic growth and strengthen assets NOK 200m - Feed plant in Norway Interest expenses NOK 400m Tax payables NOK 280m Quarterly dividend of NOK 1.2 per share (post 10:1 reverse split) 2014 NIBD target to be set in Q1 report Bank facilities to be refinanced during 1H 2013 (see appendix) Due to seawater growth patterns, WC is highly seasonal Slow seawater growth in 1H leads to working capital release and high seawater growth in 2H leads to working capital build up

Supply development Q4 2013 22 4% increase in global harvest volumes – in line with expectations 2% in Europe 8% increase in the Americas Note: (1) Atlantic Salmon (HOG tons) Source: Kontali Estimated volumes Compared to Q4 2012 Est. volumes Q4 2013 Q4 2012 Volume % Q3 2013 Suppliers Norway 308,800 304,200 4,600 1.5% 255,500 Chile 115,700 96,100 19,600 20.4% 101,500 Scotland 41,100 35,500 5,600 15.8% 36,200 North America 28,300 37,500 -9,200 -24.5% 29,400 Faroe Islands 17,400 18,400 -1,000 -5.4% 15,600 Australia 9,600 9,300 300 3.2% 7,600 Ireland 2,500 3,900 -1,400 -35.9% 2,200 Other 4,100 3,900 200 5.1% 3,700 Sum 527,500 508,800 18,700 3.7% 451,700 Europe 369,800 362,000 7,800 2.2% 309,500 Americas 144,000 133,600 10,400 7.8% 130,900

Development in reference prices 23 Reference prices Q4 2013 Change vs Q4 2013 Change vs NOK Q4 2012 Market (4) Q4 2012 Norway (1) NOK 40.97 55.9% EUR 4.98 39.5% Chile (2) NOK 55.45 52.3% USD 9.16 43.1% North America (3) NOK 45.26 82.8% USD 7.48 71.7% Notes: (1) Average superior HOG price per kg (FCA Oslo) (2) Average C trim price per kg (Urner Barry Miami 2-3 lb), equivalent to NOK 36.0 and USD 6.0 HOG (3) Average superior HOG price per kg (Urner Barry Seattle 10-12 lb) (4) Market price in local currency

# Global volume by market

| Markets | Estimated volumes Q4 2013 | Estimated volumes Q4 2012 | Compared to Q4 2012 Volume | Compared to Q4 2012 % | Est. volumes Q3 2013 | Estimated volumes 2013 | Estimated volumes 2012 |
|---|---|---|---|---|---|---|---|
| EU | 236,900 | 233,600 | 3,300 ↑ | 1.4% | 208,600 | 818,500 | 825,600 |
| USA | 85,800 | 79,500 | 6,300 ↑ | 7.9% | 79,400 | 336,900 | 310,100 |
| Russia | 45,500 | 48,200 | -2,700 ↓ | -5.6% | 32,800 | 144,200 | 154,400 |
| Brasil | 22,400 | 20,800 | 1,600 ↑ | 7.7% | 20,100 | 76,000 | 56,700 |
| China / Hong Kong | 17,800 | 15,500 | 2,300 ↑ | 14.8% | 16,300 | 59,400 | 53,700 |
| Japan | 17,700 | 13,800 | 3,900 ↑ | 28.3% | 13,200 | 53,300 | 56,800 |
| South Korea/Taiwan | 8,500 | 10,400 | -1,900 ↓ | -18.3% | 8,400 | 34,200 | 32,400 |
| Ukraina | 6,900 | 9,500 | -2,600 ↓ | -27.4% | 6,600 | 28,000 | 23,900 |
| **Sum main markets** | **441,500** | **431,300** | **10,200** ↑ | **2.4%** | **385,400** | **1,550,500** | **1,513,600** |
| Other markets | 84,000 | 75,100 | 8,900 ↑ | 11.9% | 69,200 | 284,000 | 273,900 |
| **Total all markets** | **525,500** | **506,400** | **19,100** ↑ | **3.8%** | **454,600** | **1,834,500** | **1,787,500** |
| Inflow to US from Europe | 25,400 | 16,200 | 9,200 ↑ | 56.8% | 19,600 | 82,200 | 67,400 |
| Inflow to EU from Chile | 9,500 | 8,500 | 1,000 ↑ | 11.8% | 12,300 | 46,600 | 24,300 |
| Inflow to Russia from Chile | 8,200 | 3,500 | 4,700 ↑ | 134.3% | 5,230 | 25,600 | 5,400 |

Source: Kontali

- EU growth in line European supply growth
- Very strong demand in the US markets
  - Import from Europe increasing for the first time in several quarters
- Russian consumers sensitive to current high prices
- Generally good demand in South America and Asia

**Note:** Atlantic Salmon (HOG tons)

24

# Industry supply outlook

| HOG tonnes (thousands) | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | Estimates 2014 | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | Low | Y/Y growth | High | Y/Y growth |
| Norway | 667 | 770 | 850 | 905 | 1065 | 1029 | 1,110 | 8% | 1,150 | 12% |
| Chile | 363 | 215 | 117 | 199 | 328 | 421 | 400 | -5% | 430 | 2% |
| North America | 125 | 124 | 126 | 124 | 140 | 122 | 120 | -1% | 130 | 7% |
| UK | 123 | 130 | 129 | 139 | 143 | 142 | 130 | -8% | 140 | -1% |
| Other | 69 | 88 | 89 | 103 | 121 | 121 | 120 | -1% | 125 | 3% |
| **Total** | **1,347** | **1,328** | **1,310** | **1,471** | **1,797** | **1,836** | **1,880** | **2%** | **1,975** | **8%** |

| HOG tonnes (thousands) | Q1 2008 | Q1 2009 | Q1 2010 | Q1 2011 | Q1 2012 | Q1 2013 | ESTIMATES Q1 2014 | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | Low | Q/Q growth | High | Q/Q growth |
| Norway | 155 | 163 | 196 | 190 | 242 | 232 | 235 | 1% | 245 | 6% |
| Chile | 80 | 92 | 30 | 33 | 67 | 109 | 105 | -4% | 110 | 1% |
| North America | 30 | 30 | 31 | 26 | 34 | 32 | 28 | -13% | 30 | -7% |
| UK | 29 | 27 | 32 | 30 | 35 | 28 | 25 | -12% | 27 | -5% |
| Other | 15 | 21 | 19 | 23 | 31 | 31 | 30 | -2% | 32 | 5% |
| **Total** | **308** | **333** | **307** | **303** | **408** | **433** | **423** | **-2%** | **444** | **3%** |

| HOG tonnes (thousands) | Q2-Q4 2008 | Q2-Q4 2009 | Q2-Q4 2010 | Q2-Q4 2011 | Q2-Q4 2012 | Q2-Q4 2012 | ESTIMATES Q2-Q4 2013 | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | Low | Q/Q growth | High | Q/Q growth |
| Norway | 512 | 607 | 654 | 715 | 823 | 797 | 875 | 10% | 905 | 14% |
| Chile | 283 | 123 | 86 | 166 | 261 | 312 | 295 | -5% | 320 | 3% |
| North America | 95 | 95 | 95 | 98 | 107 | 89 | 92 | 3% | 100 | 12% |
| UK | 94 | 103 | 97 | 109 | 109 | 114 | 105 | -8% | 113 | -1% |
| Other | 54 | 68 | 69 | 80 | 90 | 91 | 90 | -1% | 93 | 2% |
| **Total** | **1,038** | **995** | **1,003** | **1,168** | **1,389** | **1,403** | **1,457** | **4%** | **1,531** | **9%** |

Actual harvest volumes will be affected by e.g. water temperatures, development in biological growth, biological challenges such as diseases, algae blooms etc. and market developments.

25

MHG – 2014 volume guidance 1 Assets to be divested in Shetland and Orkneys are excluded from the figures Actual harvest volumes will be affected by e.g. water temperatures, development in biological growth, biological challenges such as diseases, algae blooms etc. and market developments. Salmon species Q1 2013 Q2 2013 Q3 2013 Q4 2013 2013 Q1 2014 Q2-Q4 2014 2014 HOG tons (1000) Actual Actual Actual Actual Actual Estimate Estimate Estimate Norway 47 54 53 69 222 47 208 255 Growth % -25% -16% -9% -2% -13% -1% 18% 14% Chile (1) 8 0 6 14 28 15 42 56 Growth % -15% -100% -40% 28% -30% 76% 107% 98% Canada 12 9 6 6 33 6 22 28 Growth % 15% -16% -25% -47% -18% -51% 6% -15% Scotland 10 13 14 12 48 10 40 50 Growth % 4% 17% 6% 74% 20% 5% 2% 2% Other Units 3 4 2 3 12 3 15 17 Growth % -39% 2% -45% -31% -29% -7% 63% 47% Total 80 79 81 103 344 80 325 405 Growth % -17% -20% -13% 0% -12% 0% 23% 18%

Outlook 2 Strong market poses attractive 2014 net cash flow opportunity Forward prices of NOK 38.5 per kg for Q2-Q4 2014 However, higher 2H 2014 supply growth year on year Relatively high investments in 2014 to cater for organic growth Strategic focus areas Successful development of green-field feed capacity Acquisitions in Norway and Chile Integration of Morpol High sea lice awareness in Norway – Chile remains concerning Risk of adverse regulatory change in Norway somewhat reduced Quarterly dividend of NOK 1.2 per share (post 10:1 reverse split)

Appendix 3

Q1 contract coverage and sales contract policy 4 Q1 2014 contract shares (% of guided volume): Norway 42% Scotland 69% Canada 0% Chile 36% Contracts typically have a duration of 3-12 months Contracts are entered into on a regular basis Policy opens for contracts of up to 36 month duration SALES CONTRACT POLICY Min hedging rate (1) Max hedging rate (1) Norway (2) (3) 22.5% 50.0 % Chile (3) 22.5% 50.0 % Canada 0.0% 30.0 % Scotland 40.0% 75.0 % Ireland 0.0% 30.0 % Faroes 0.0% 30.0 % Weighted average 22.1% 50.8 % Note: (1) Hedging rates for the next quarter, limits dropping over time (2) External and internal contract (including financial futures) (3) Contract rate can be increased to 65% under special circumstances

Development in reference prices 5 Reference prices Q4 2013 Change vs Q4 2013 Change vs NOK Q4 2012 Market (4) Q4 2012 Norway (1) NOK 40.97 55.9% EUR 4.98 39.5% Chile (2) NOK 55.45 52.3% USD 9.16 43.1% North America (3) NOK 45.26 82.8% USD 7.48 71.7% Notes: (1) Average superior HOG price per kg (FCA Oslo) (2) Average C trim price per kg (Urner Barry Miami 2-3 lb), equivalent to NOK 36.0 and USD 6.0 HOG (3) Average superior HOG price per kg (Urner Barry Seattle 10-12 lb) (4) Market price in local currency

Key performance indicators 6 MH Markets MH VAP EUROPE MORPOL PROCESSING Sales and Marketing Q4. 13 Q4. 13 Q4. 13 Operational revenues and other income 4 518 1 359 1 357 Operational EBIT 106 - 37 64 EBIT margin % 2.3% -2.7% 4.7% Q4. 13 Q4. 12 Group EBIT per kg (NOK) 10.26 1.05 - Contribution from Farming (NOK) 8.97 0.22 - Contribution from Markets (NOK) 1.02 0.67 - Contribution from VAP (NOK) -0.36 0.16 - Contribution from Morpol Processing (NOK) 0.62 na Group Harvest Volume (k tonnes) 103 378 103 215 Operational EBIT from source of origin (NOK m) 1 060 108 Operational EBIT from other units (NOK m) - 26 - 44 Group operational EBIT 1 034 64

Norway: Operational EBIT/kg per region YTD 7 Including contribution from Sales and Marketing

# Key financials

| Marine Harvest Group - main figures<br>NOK million | Q4. 13 | Q4. 12 | 2013 | 2012 |
|---|---|---|---|---|
| Operational revenue | **6 743** | 4 071 | 19 230 | 15 569 |
| Operational EBITDA [1] | **1 269** | 234 | 3 972 | 1 321 |
| Operational EBIT [1] | **1 034** | 64 | 3 210 | 643 |
| EBIT | **2 059** | 455 | 4 690 | 969 |
| Net financial items | **- 385** | 58 | -1 205 | - 180 |
| Profit or loss for the period | **1 310** | 289 | 2 541 | 413 |
| Cash flow from operations | **- 51** | - 169 | 1 982 | 1 553 |
| Total assets | **33 601** | 23 317 | 33 601 | 23 317 |
| Net interest-bearing debt (NIBD) | **7 797** | 5 381 | 7 797 | 5 381 |
| Earnings per share as of 31.12.2013 (NOK) | **0.34** | 0.08 | 0.67 | 0.11 |
| Underlying EPS as of 31.12.2013 (NOK) [2] | **0.18** | -0.01 | 0.54 | 0.06 |
| Net cash flow per share as of 31.12.2013 (NOK) [3] | **-0.19** | -0.09 | -0.04 | 0.26 |
| Earnings per share - after reverse split (10:1) (NOK) | **3.40** | 0.79 | 6.71 | 1.14 |
| Underlying EPS - after reverse split (10:1) (NOK) [2] | **1.83** | -0.09 | 5.37 | 0.63 |
| Net cash flow per share - after reverse split (NOK) [3] | **-1.92** | -0.86 | -0.41 | 2.55 |
| ROCE [4] | **20.3%** | 2.0% | 18.2% | 3.9% |
| Equity ratio | **48.7%** | 50.1% | 48.7% | 50.1% |
| NIBD/Equity | **47.6%** | 46.0% | 47.6% | 46.0% |
| Harvest volume (gutted weight tonnes, salmon) | **103 378** | 103 215 | 343 772 | 392 306 |
| Operational EBIT - NOK per kg [5] | | | | |
| Norway | **12.03** | 3.62 | 10.83 | 3.23 |
| Scotland | **10.23** | -1.14 | 12.45 | 3.80 |
| Canada | **10.20** | -4.81 | 10.19 | -3.48 |
| Chile | **2.48** | -8.17 | -2.32 | -2.26 |

1) Excluding change in unrealised gains/losses from salmon derivatives, fair value adjustment of biomass, onerous contracts provisions, results from associated companies, restructuring costs, write-downs of fixed assets/intangibles and other non-operational items.

2) Underlying EPS: Operational EBIT adjusted for accrued payable interest, with estimated weighted tax rate.

3) Net cash flow per share: Cash flow from operations and investments, net financial items paid and realised currency effects (Purchase of shares in Morpol ASA and gain from the investment in Cermaq ASA are not included).

4) ROCE: Annualised return on average capital employed based on EBIT excluding fair value adjustment of biomass, onerous contracts provisions and other non-operational items / Average NIBD +Equity, excluding fair value adjustment of biomass, , onerous contracts provisions and, until fourth quarter, the investment in Morpol ASA.

5) Operational EBIT per kg including allocated margin from Sales and Marketing (from own salmon).

33

# Q4 segment overview

| Marine Harvest Group - analytical figures | | | SOURCES OF ORIGIN | | | | | |
|---|---|---|---|---|---|---|---|---|
| NOK million | Norway | Scotland | Canada | Chile | Ireland | Faroes | Other [1] | MH Group |
| **OPERATIONAL EBIT** | | | | | | | | |
| MH FARMING | 789 | 80 | 48 | 19 | - 36 | 27 | | 928 |
| MH SALES AND MARKETING | | | | | | | | |
| MH Markets | 44 | 35 | 11 | 16 | 0 | 0 | 0 | 106 |
| MH VAP Europe | - 24 | - 3 | 0 | 0 | 0 | 0 | - 10 | - 37 |
| Morpol Processing | 16 | 8 | 0 | 0 | 0 | 0 | 41 | 64 |
| SUBTOTAL | **825** | **120** | **58** | **35** | **- 36** | **27** | **31** | **1 060** |
| Other enities [2] | | | | | | | -26 | - 26 |
| TOTAL | **825** | **120** | **58** | **35** | **- 36** | **27** | **5** | **1 034** |
| Harvest volume gutted weight tonnes (salmon) | 68 581 | 11 716 | 5 726 | 14 136 | 1 345 | 1 874 | | 103 378 |
| Operational EBIT per kg (NOK) [3] | 12.03 | 10.23 | 10.20 | 2.48 | -26.76 | 14.48 | | 10.26 |
| - of which MH Markets | 0.64 | 2.99 | 1.86 | 1.15 | 0.03 | 0.06 | | 1.02 |
| - of which MH VAP Europe | -0.35 | -0.26 | 0.00 | 0.00 | -0.22 | 0.00 | | -0.36 |
| - of which Morpol Processing | 0.23 | 0.65 | 0.00 | 0.00 | 0.00 | 0.00 | | 0.62 |
| Price achievement/reference price (%) [4] | 93% | 98% | 101% | 110% | | 95% | | 95% |
| Contract coverage (%) [6] | 36% | 73% | 0% | 27% | 93% | 4% | | 36% |
| Quality - superior share (%) [6] | 92% | 90% | 88% | 91% | 78% | 98% | | 91% |
| Exceptional items (NOK million) [5] | -80 | -17 | -2 | -1 | -23 | 0 | | -124 |
| Exceptional items per kg (NOK) [5] | -1.17 | -1.49 | -0.43 | -0.06 | -16.76 | 0.00 | | -1.19 |
| **GUIDANCE** | | | | | | | | |
| Q1 2014 harvest volume gutted weight tonnes | 47 000 | 10 000 | 6 000 | 14 500 | 500 | 2 000 | | 80 000 |
| 2014 harvest volume gutted weight tonnes | 254 500 | 49 500 | 28 000 | 56 000 | 8 000 | 9 000 | | 405 000 |
| Q1 2014 contract share | 42% | 69% | 0% | 36% | 95% | na | | 45% |

[1] Operational EBIT arising from non salmon speices and 3rd party fish not allocated to source of origin

[2] Sterling White Halibut, Headquarter and Holding companies

[3] Excluding Sterling White Halibut, Headquarter and Holding companies

[4] MH Markets' price achievement to third party, MH VAP Europe and Morpol Processing

[5] Exceptional items impacting operational EBIT. Refer to Note 6 to the interim financial statements for further details

[6] Excluding Morpol

34

2013 segment overview 10 Marine Harvest Group - analytical figures NOK million Norway Scotland Canada Chile Ireland Faroes Other 1) MH Group OPERATIONAL EBIT MH FARMING 2 245 494 288 - 78 - 30 81 3 001 MH SALES AND MARKETING MH Markets 187 105 48 13 1 3 - 10 347 MH VAP Europe - 37 - 4 0 0 - 1 0 - 16 - 58 Morpol Processing 16 8 0 0 0 0 41 64 SUBTOTAL 2 410 603 337 - 66 - 30 84 15 3 354 Other enities 2) -144 - 144 TOTAL 2 410 603 337 - 66 - 30 84 - 129 3 210 Harvest volume gutted weight tonnes (salmon) 222 494 48 389 33 059 28 281 5 883 5 665 343 772 Operational EBIT per kg (NOK) 3) 10.83 12.45 10.19 -2.32 -5.02 14.86 9.76 - of which MH Markets 0.84 2.16 1.46 0.45 0.23 0.48 1.01 - of which MH VAP Europe -0.17 -0.08 0.00 0.00 -0.14 0.00 -0.17 - of which Morpol Processing 0.07 0.16 0.00 0.00 0.00 0.00 0.19 Price achievement/reference price (%) 4) 94% 92% 101% 97% 98% 95% Contract coverage (%) 37% 61% 32% 2% 93% 6% 37% Quality - superior share (%) 88% 97% 83% 86% 93% 96% 92% Exceptional items (NOK million) 5) -188 -17 -17 -18 -55 0 -295 Exceptional items per kg (NOK) 5) -0.84 -0.36 -0.51 -0.64 -9.38 - -0.86 GUIDANCE Q1 2014 harvest volume gutted weight tonnes 47 000 10 000 6 000 14 500 500 2 000 80 000 2014 harvest volume gutted weight tonnes 254 500 49 500 28 000 56 000 8 000 9 000 405 000 Q1 2014 contract share 42% 69% 0% 36% 95% na 45% 1) Operational EBIT arising from non salmon speices and 3rd party fish not allocated to source of origin 2) Sterling White Halibut, Headquarter and Holding companies 3) Excluding Sterling White Halibut, Headquarter and Holding companies 4) MH Marktes' price achievement to third party, MH VAP Europe and Morpol Processing 5) Exceptional items impacting operational EBIT. Refer to Note 6 to theinterim financial statements for further details 6) Exluding Morpol SOURCES OF ORIGIN

Q4 segment overview 11 MH Operating Units Farming Farming Farming Farming Farming Farming Norway Scotland Canada Chile Ireland Faroes Markets VAP EU Morpol Other 1) Elim MH Group* Revenues and other income 2 561 674 260 484 98 88 4 518 1 359 1 357 114 - 4 769 6 743 Operating EBITDA 881 106 67 42 - 28 30 112 - 15 99 - 24 0 1 269 Operating EBIT 789 80 48 19 - 36 27 106 - 37 64 - 26 0 1 034 Fair Value adj on biomass, contracts/ unrealised derivates 791 63 43 32 - 1 78 0 0 0 - 7 0 1 000 Restructuring cost 0 0 - 4 0 0 0 0 - 31 0 0 0 - 34 Other non-operational items 0 0 0 0 0 0 0 0 0 0 0 0 Income/loss from associated companies 116 0 0 0 0 0 0 0 0 0 0 116 Write-down of fixed assets/intangibles - 1 0 - 2 0 0 0 - 6 - 40 - 8 0 0 - 57 EBIT 1 696 144 85 51 - 37 105 99 - 108 56 - 33 0 2 059 Contribution to operational EBIT from S&M 36 40 11 16 0 0 - 106 37 - 64 31 0 Operational EBIT incl contribution from S&M 825 120 58 35 - 36 27 0 0 0 5 0 1 034 Harvest / sales volume 68 581 11 716 5 726 14 136 1 345 1 874 95 224 17 247 27 738 Operational EBIT/kg incl contribution from S&M 12.03 10.23 10.20 2.48 - 26.76 14.48 -of whitch S&M 0.52 3.38 1.86 1.15 - 0.19 0.06 *Volume = harvested volume salmon in tonnes gutted weight 1) Inclusive MH Feed MH Sales and Marketing

# Development in harvest volumes

| | 2007 | 2008 | 2009 | 2010 | 2011 | | | | | 2012 | | | | | 2013 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Total | Total | Total | Total | Q1 | Q2 | Q3 | Q4 | Total | Q1 | Q2 | Q3 | Q4 | Total | Q1 | Q2 | Q3 | Q4 | Total |
| **Norway** | **168.2** | **171.1** | **201.7** | **202.5** | 48.4 | 54.1 | 47.6 | 67.4 | **217.5** | 62.7 | 64.0 | 58.5 | 70.1 | **255.3** | 47.3 | 53.5 | 53.1 | 68.6 | **222.5** |
| **Chile (1)** | **90.6** | **75.4** | **36.2** | **10.6** | 2.7 | 1.2 | 11.0 | 11.0 | **26.0** | 9.7 | 9.6 | 9.9 | 11.0 | **40.2** | 8.3 | - | 5.9 | 14.1 | **28.3** |
| **Canada** | **39.5** | **36.1** | **36.5** | **33.5** | 9.5 | 7.8 | 8.0 | 8.7 | **33.9** | 10.6 | 10.6 | 8.3 | 10.8 | **40.2** | 12.2 | 8.9 | 6.2 | 5.7 | **33.1** |
| **Scotland** | **31.1** | **32.3** | **37.7** | **33.1** | 10.4 | 13.0 | 14.0 | 12.8 | **50.2** | 9.2 | 11.4 | 13.0 | 6.7 | **40.3** | 9.6 | 13.3 | 13.8 | 11.7 | **48.4** |
| **Other (2)** | **10.5** | **11.8** | **15.0** | **16.0** | 4.2 | 3.9 | 2.5 | 4.7 | **15.3** | 4.4 | 3.6 | 3.7 | 4.7 | **16.3** | 2.7 | 3.6 | 2.0 | 3.2 | **11.5** |
| **Total** | **339.8** | **326.6** | **327.1** | **295.7** | **75.2** | **79.9** | **83.1** | **104.6** | **342.8** | **96.7** | **99.2** | **93.2** | **103.2** | **392.3** | **80.0** | **79.4** | **80.9** | **103.4** | **343.8** |

**GROWTH RELATIVE TO SAME PERIOD IN PREVIOUS YEAR**

| | 2007 | 2008 | 2009 | 2010 | 2011 | | | | | 2012 | | | | | 2013 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Total | Total | Total | Total | Q1 | Q2 | Q3 | Q4 | Total | Q1 | Q2 | Q3 | Q4 | Total | Q1 | Q2 | Q3 | Q4 | Total |
| **Norway** | **19%** | **2%** | **18%** | **0%** | -3% | 12% | 8% | 12% | **7%** | 30% | 18% | 23% | 4% | **17%** | -25% | -16% | -9% | -2% | **-13%** |
| **Chile (1)** | **-10%** | **-17%** | **-52%** | **-71%** | 94% | -29% | 1391% | 63% | **146%** | 255% | 728% | -11% | 0% | **55%** | -15% | -100% | -40% | 28% | **-30%** |
| **Canada** | **16%** | **-9%** | **1%** | **-8%** | -13% | 14% | 24% | -8% | **1%** | 12% | 36% | 4% | 23% | **19%** | 15% | -16% | -25% | -47% | **-18%** |
| **Scotland** | **0%** | **4%** | **17%** | **-12%** | 53% | 82% | 56% | 25% | **51%** | -11% | -13% | -8% | -47% | **-20%** | 4% | 17% | 6% | 74% | **20%** |
| **Other (2)** | **21%** | **12%** | **28%** | **7%** | 9% | -12% | -33% | 16% | **-4%** | 4% | -8% | 48% | 0% | **7%** | -39% | 2% | -45% | -31% | **-29%** |
| **Total** | **8%** | **-4%** | **0%** | **-10%** | **3%** | **17%** | **30%** | **16%** | **16%** | **29%** | **24%** | **12%** | **-1%** | **14%** | **-17%** | **-20%** | **-13%** | **0%** | **-12%** |

Notes:

(1) Sold volume, harvested volume from Q2 2011 onwards

(2) Ireland and the Faroes

37

marineharvest

# Morpol ASA – Historical data

| NOK million | Q1 2010 | Q2 2010 | Q3 2010 | Q4 2010 | Q1 2011 | Q2 2011 | Q3 2011 | Q4 2011 | Q1 2012 | Q2 2012 | Q3 2012 | Q4 2012 | Q1 2013 | Q2 2013 | Q3 2013 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Total revenue** | **731** | **660** | **742** | **1,314** | **994** | **889** | **805** | **1,170** | **904** | **854** | **794** | **1,201** | **953** | **1,129** | **1,113** |
| **EBITDA before fair value adjustments** | **54** | **-3** | **17** | **122** | **77** | **121** | **143** | **141** | **107** | **77** | **68** | **89** | **-2** | **21** | **119** |
| *- of which Salmon Farming (UK and Norway)* | *0* | *0* | *14* | *65* | *76* | *91* | *41* | *-8* | *30* | *33* | *20* | *53* | *61* | *92* | *86* |
| *-of which other farming (Belize&Vietnam)* | *0* | *0* | *0* | *0* | *0* | *0* | *0* | *-9* | *-2* | *-3* | *-4* | *-10* | *2* | *0* | *-5* |
| *- of which secondary processing* | *54* | *-3* | *26* | *69* | *18* | *37* | *112* | *163* | *84* | *59* | *58* | *49* | *-65* | *-74* | *35* |
| *- of which Group activities* | *0* | *0* | *-24* | *-11* | *-17* | *-7* | *-10* | *-5* | *-6* | *-12* | *-6* | *-4* | *-1* | *2* | *3* |
| **EBIT before fair value adjustments** | **42** | **-17** | **0** | **99** | **49** | **92** | **115** | **105** | **74** | **47** | **34** | **46** | **-39** | **-15** | **82** |
| *- of which Salmon Farming (UK and Norway)* | *0* | *0* | *11* | *55* | *63* | *78* | *29* | *-22* | *17* | *20* | *4* | *38* | *46* | *76* | *69* |
| *-of which other farming (Belize&Vietnam)* | *0* | *0* | *0* | *0* | *0* | *0* | *0* | *-16* | *-4* | *-4* | *-5* | *-12* | *1* | *-2* | *-7* |
| *- of which secondary processing* | *42* | *-17* | *12* | *56* | *2* | *20* | *96* | *149* | *67* | *43* | *42* | *24* | *-84* | *-92* | *17* |
| *- of which Group activities* | *0* | *0* | *-24* | *-11* | *-17* | *-7* | *-10* | *-5* | *-6* | *-12* | *-6* | *-4* | *-1* | *2* | *3* |
| Fair value adjustments, Impairment and Trading Der | 0 | 0 | -12 | -22 | 3 | -36 | -7 | -407 | -3 | 10 | -21 | 68 | 27 | 13 | -14 |
| **EBIT** | **42** | **-17** | **-12** | **77** | **52** | **55** | **108** | **-302** | **71** | **56** | **13** | **114** | **-12** | **-3** | **69** |
| **ANALYTICAL DATA FARMING** | | | | | | | | | | | | | | | |
| Harvest volume (HOG) Norway | n.a. | n.a. | n.a. | n.a. | 2,025 | 1,348 | 147 | 2,084 | 1,616 | 1,037 | 1,120 | 2,962 | 2,309 | 347 | 1,030 |
| EBIT per kg Norway (1) | n.a. | n.a. | n.a. | n.a. | 14.5 | 13.5 | -34.4 | 2.4 | 1.4 | 3.9 | 0.5 | 5.0 | 14.1 | 12.1 | 6.1 |
| Harvest volume (HOG) UK | 4,794 | 7,011 | 1,604 | 6,137 | 3,064 | 4,917 | 6,128 | 6,694 | 6,006 | 6,740 | 5,459 | 5,201 | 2,473 | 6,662 | 7,201 |
| EBIT per kg UK (1) | 8.5 | 14.2 | 7.0 | 8.9 | 11.1 | 12.2 | 5.5 | -4.1 | 2.5 | 2.4 | 0.6 | 4.4 | 5.6 | 10.8 | 8.7 |
| EBIT margin farming | 28% | 46% | 4% | 24% | 27% | 15% | 10% | -149% | 3% | 6% | 3% | 3% | 35% | 27% | 14% |
| **ANALYTICAL DATA SECONDARY PROCESSING** | | | | | | | | | | | | | | | |
| Processed volume, product weight | 16,221 | 15,817 | 16,273 | 22,423 | 17,816 | 12,449 | 11,445 | 18,890 | 16,045 | 14,579 | 15,110 | 23,013 | 19,389 | 17,869 | 19,065 |
| EBIT per kg, product weight | 2.6 | -1.0 | 0.8 | 2.5 | 0.1 | 1.6 | 8.4 | 7.9 | 4.2 | 3.0 | 2.8 | 1.1 | -4.3 | -5.2 | 0.9 |
| EBIT margin secondary processing | 6% | -3% | 2% | 5% | 0% | 3% | 17% | 15% | 9% | 7% | 6% | 2% | -9% | -10% | 2% |
| Working capital farming, including biomass at cost | n.a. | n.a. | 293 | 300 | 310 | 296 | 461 | 580 | 531 | 488 | 539 | 540 | 464 | 525 | 523 |
| Working capital secondary processing | n.a. | n.a. | 363 | 513 | 705 | 666 | 538 | 658 | 474 | 495 | 448 | 591 | 564 | 503 | 621 |

38

2014 Net capital expenditure guidance 14 Maintenance level

2014 Net working capital guidance 15

Guidance on financial commitments and cost of debt 16 Please note the approximations are subject to changes Interest expenses Contractual repayments

Dividend policy 17 The dividend level shall reflect the present and future cash generation potential of the Company Marine Harvest will target a net interest-bearing debt/equity ratio of less than 0.5x When target level is met, at least 75% of the annual free cash flow after operational and financial commitments will be distributed as dividend Dividend policy operationalized by defining a target average NIBD for each calendar year Dividends applied to manage NIBD around the target level 2014 NIBD target to be defined in Q1 2014 report

Nova Sea 18 Leading integrated salmon producer in Northern Norway 33.33 wholly owned licenses 4 partly owned licenses Marine Harvest has an ownership in Nova Sea of ~48% through direct and indirect shareholdings 2013 dividends of NOK 40m (Q2) Marine Harvest’s share NOK ~20m Proportion of income after tax reported as income from associated companies in Marine Harvest Norway NOK 111.8 million in Q4 2013 IFRS adjustment of biomass NOK 59.2m NIBD Ownership % 2012 2013 Q4 2012 Q4 2013 2012 2013 Q4 2012 Q4 2013 31/12/2013 Nova Sea 48% 34,529 34,910 9,528 13,134 4.3 13.4 4.4 14.4 323 Harvest volume (HOG) EBIT(1) per kg

Overview of financing 19 EUR 775m Facility Agreement Maturity – Q1 2015 Lenders: DNB, Nordea, Rabobank and ABN Amro Semi annual repayments of EUR 16m (current availability EUR 695m) Covenants: Declining NIBD/EBITDA(1) ratio 3.25x up to Q4 2012 3.25 up to Q2 2014 3.00 thereafter 40% equity ratio Convertible bond EUR 350 issued in May 2013 Tenor 5 years, annual coupon 2.375%, conversion price EUR 9.9088 NOK 1,250m bond issued in February 2013 Tenor 5 years, NIBOR + 3.5% Note: (1) Twelve month trailing EBITDA adjusted for certain items

# Debt distribution and interest rate hedging

DEBT VOLUME HEDGED AND FIXED RATES OF INTEREST RATE HEDGES (MARCH-MARCH) [1]

| CURRENCY | DEBT 31/12/2013[2] | 2013 Nominal value | 2013 Fixed rate[3] | 2014 Nominal value | 2014 Fixed rate[3] | 2015 Nominal value | 2015 Fixed rate[3] | 2016 Nominal value | 2016 Fixed rate[3] | 2017 Nominal value | 2017 Fixed rate[3] | 2018-2021 Nominal value | 2018-2021 Fixed rate[3] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| EUR m | 606.0 | 642.2 | 1.84% | 651.6 | 1.63% | 887.9 | 2.38% | 897.8 | 1.84% | 626.4 | 1.55% | 283.0 | 2.54% |
| USD m | 200.8 | 215.0 | 2.55% | 215.5 | 2.61% | 216.0 | 2.64% | 215.0 | 2.64% | 107.5 | 2.41% | 107.5 | 2.41% |
| GBP m | 35.6 | 52.5 | 3.03% | 53.0 | 2.82% | 52.5 | 2.91% | 47.0 | 2.53% | 23.5 | 2.81% | 23.5 | 2.81% |
| Other (NOK m) | 1,717.8 | | | | | | | | | | | | |

| | |
|---|---|
| Market value of IRS contracts in MNOK (31/12/13): | -311.1 |
| Mark to market valuation effect in Q4[4]: | -25.7 |
| Difference in fixed vs floating rate settled in cash in Q4 | -29.6 |

**Notes:**
(1) MHG choses March as the starting month for all new interest hedging contracts
(2) Debt at book value after taking cross currency swaps into account
(3) Financing margin not included
(4) Quarterly change in market value booked against P/L and against other comprehensive income

## POLICY:

- External interest bearing debt is distributed as follows: EUR 61%, USD 13%, GBP 4%, other currencies 22%
- Marine Harvest ASA shall hedge 100% of the Group's long-term interest-bearing debt by currency with fixed interest or interest rate derivatives for the first 5 years and 50% for the 5 following years. Interest-bearing debt includes external interest-bearing debt and leasing in the parent company or subsidiaries. The interest rate hedges shall be based on the targeted currency composition. Interest rate exposure in other currencies than EUR, USD and GBP shall not be hedged

***Please note that the current portfolio deviates from the policy due to inter alia the recent bond and convertible bond issuance. The policy will be reviewed.***

Policy last updated 7 February 2012.

45

Hedging and long term currency exposure 21 POLICY EUR/NOK Marine Harvest shall hedge between 0% and 30% of its assumed annual expenses in NOK against the EUR with a horizon of one year. The annual hedging shall be evenly distributed across the months of the year. USD/CAD Marine Harvest shall not hedge the USD/CAD exposure. USD/CLP Marine Harvest shall not hedge the USD/CLP exposure Internal transaction hedging relating to bilateral sales contracts As of 1 April 2011, all bilateral sales contracts are subject to internal currency hedging of the exposure between the invoicing currency and NOK The operating entities hedge this exposure towards the parent company. In accordance with the general hedging policy, this exposure is not hedged towards external counterparties The purpose of the internal hedging is to allow for a more accurate comparison between the MH Farming entities (including contribution from Sales) and peers with respect to price achievement and operational EBIT Policy last updated 7 February 2012.

Long term currency hedging 22 CURRENT PORTFOLIO 31/12/2013 STRATEGIC CURRENCY HEDGING MEUR Rate MUSD Rate MUSD Rate 2014 200 8.19 P/L effect of contracts in Q3 4 (MNOK) MNOK Market value 30/09/2013 6 Change (1) -56 Market value 31/12/2013 -50 Note: (1) Quarterly changes in market value booked against equity until maturity DESIGNATED MARKET CURRENCIES Norway Chile Canada Scotland VAP Faroes Cold Water Species Asia USD/CLP EUR EUR/NOK USD/CAD USD USD NOK USD GBP EUR DKK

Impact of currency/interest rate movements 23 Impact on Profit and Loss (versus Q4 2012) Currency impact on net financial items Negative impact of NOK 40m (Positive NOK 123m) Impact from currency on Financial Position (versus 30/9/13) Increase in interest-bearing debt due to currency NOK 187m Average rates 1 CAD 1 EUR 1 GBP 1 USD Q4 2013 vs Q4 2012 0.6% 11.8% 7.3% 6.5% End of quarter rates 1 CAD 1 EUR 1 GBP 1 USD 31/12/13 vs. 30/9/13 -2.0% 3.3% 3.6% 1.3%

Fair value adjustment of biomass 24 Under IFRS (IAS 41) the company is required to value biological assets at a fair market value. During the second half of 2011, the largest salmon farming companies in Norway, with support from audit firms, formed an industry working group where the objective was to reach a converged and improved common approach for estimating the fair value of the biomass in accordance with IAS 41. Following the working group’s conclusions, Marine Harvest has with effect from the fourth quarter 2011, refined its calculation model. The model enhancements have been made to capture the fair value development during the lifetime of the fish in an improved manner. The revised model split the biomass into 3 groups based on size: Fish below 1 kg live weight (“smolt”) is valued at accumulated cost Fish between 1 kg and 4 kg live weight (immature fish) incorporates a proportionate share of the expected net profit at harvest Fish above 4 kg (mature fish) is valued at the expected net value The main drivers in the valuation are: Volume of biomass (and average weight per site) at every reporting date Expected cost at harvest Expected value at harvest (based on externally quoted forward prices where applicable and/or the most relevant price information available for the period in which the fish is expected to be harvested) Operationally, the value of biomass is reported at cost. In the Group accounts, “fair value adjustments” are added to costs of each operating unit and combined, the two elements constitute the fair value of biomass. The change in “fair value adjustment” is income or expense classified on a separate line in the Profit and Loss statement in each period. This item is not included in Operational EBIT.

Tax losses carried forward (YE 2013) 25 Most of the deferred tax assets have been recognised on the statement of financial position The NOL’s will be used to offset taxable profit in the countries going forward The utilisation of the deferred tax asset on NOL’s gives rise to a tax expense in the accounts which do not normally have any cash effect Details will be made available in the 2012 Annual Report Marine Harvest Group 31.12.2013 NOK million Chile 186 0 186 USA 58 3 61 Germany 58 0 58 The Netherlands 49 0 49 Ireland 36 0 36 France 20 146 166 Poland 18 111 129 Vietnam 12 27 39 Other 11 5 16 Total 448 292 740 Recognised Unrecognised Total

The Board’s current authorisations 26 The Board was given the following proxies at the AGM General share capital increase (up to 10% of share capital) Proxy to set aside shareholders pre-emption right to subscribe Targeted authority to increase share capital Issuance of up to 82m shares in one or more occasion Authority may only be used to issue shares to shareholders in Cermaq ASA as full or partial consideration for transfer of shares in Cermaq ASA to the company. Purchase of own shares (up to 10% of share capital) Maximum price: NOK 120 per share Minimum price: NOK 7.5 per share Issuance of new convertible bond Maximum amount: NOK 3,200m Maximum number of shares to be issued as settlement: 64m Authorisation to issue dividend from EGM of 15 November Up to NOK 500m

Sensitivities 27 ESTIMATED SENSITIVITIES ON ANNUAL RESULTS OP. EBIT EFFECT CASH FLOW EFFECT DRIVER NOK million Change in global average salmon price of NOK 1 (1) 405 370 (2) Annual harvest volume Change in total harvest volume of 10,000 tonnes (3) 60 55 (2) Marginal volume Change in global feed price of NOK 1 per kg 430 (4) 635 (4) (5) Feed consumption Notes: (1) Assuming all sales at spot prices, Please see contract policy and estimated contract rates in the latest quarterly presentation (2) Normally 30 days credit on sale of salmon, effect assumes stable volume between years and across months (3) Assuming EBIT per kg of NOK 6 (4) Annual harvest volume converted to live weight multiplied with feed conversion ratio (335 divided by 0.83 multiplied with 1.3 and NOK 1 = ~635) Assuming stable production and feed consumption between years and across months (5) 60 days credit time on feed